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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                 Amendment No. 2
                                (Final Amendment)
                                       to
                                   SCHEDULE TO

                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            -------------------------
                                     ABB Ltd
                       (Name of Subject Company (Issuer))

                            -------------------------
                               ABB Ltd, as Issuer
            (Names of Filing Persons (Identifying Status as Offeror,
                           Issuer, or Other Person))

                      Rule 144A American Depositary Shares
                         (Title of Class of Securities)

                                    000375105
                      (CUSIP Number of Class of Securities)

                            -------------------------
                                 Richard M. Burt
                       Vice President and General Counsel
                             Asea Brown Boveri Inc.
                                  501 Merritt 7
                           Norwalk, Connecticut 06856
                                 (203) 750-2481
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            -------------------------

                                    Copy to:

       Dr. Beat Hess             Gregory Pryor, Esq.       Richard A. Ely, Esq.
       P.O. Box 8131              White & Case LLP         Skadden, Arps, Slate,
    Affolternstrasse 44      1155 Avenue of the Americas    Meagher & Flom LLP
CH-8050 Zurich, Switzerland   New York, New York 10036      One Canada Square,
     011-41-1-317-7111             (212) 819-8200              Canary Wharf
                                                          London EY45DS, England
                                                            011-44-207-519-7000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third-party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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            This Amendment No. 2 to Schedule TO (the "Statement") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the United States Securities and Exchange Commission ("SEC") relating to the offer by ABB Ltd, a Swiss corporation ("ABB"), to exchange four registered American Depositary Shares ("New ADSs") of ABB for each Rule 144A ADS ("Rule 144A ADSs") validly tendered, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated April 9, 2001 (as amended and supplemented from time to time, the "Offer"). As a result of a share split that occurred on May 7, 2001, each New ADS represents one registered share, par value
2.50 ("Registered Share") of ABB, and each Rule 144A ADS represents four Registered Shares of ABB.

ITEM 4. TERMS OF THE TRANSACTION.

            Item 4 of Schedule TO is hereby amended and supplemented by adding the following language:

            The Offer expired at 5:00 p.m., New York City time, on Monday, May 7, 2001. ABB accepted an aggregate of 1,202,508 Rule 144A ADSs for exchange pursuant to the terms of the Offer.

ITEM 12. EXHIBITS.

            Item 12 of Schedule TO is hereby amended and supplemented by adding to the Index of Exhibits which is incorporated herein by reference:

            (a)(4) Exchange Offer Prospectus Supplement dated May 7, 2001.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2001

                                        ABB LTD


                                        By: /s/ RENATO FASSBIND
                                            ------------------------------------
                                            Name:  Renato Fassbind
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


                                        By: /s/ HANS ENHORNING
                                            ------------------------------------
                                            Name:  Hans Enhorning
                                            Title: Vice President and Assistant
                                                   General Counsel